December 17, 1997


Old Westbury Growth Opportunity Fund
Federated Tower
Pittsburgh, Pennsylvania 15222-3779


We are the auditors of Old Westbury Funds, Inc. File No. 811-7912 (the "Fund"). Bessemer Trust Company ("Bessemer") and Bessemer Trust Company, N.A. are wholly-owned subsidiaries of The Bessemer Group, Incorporated and serve as the Fund's custodian and investment advisor, respectively. The Fund, therefore, is subject to the provisions of rule 17f-2 under the Investment Company Act of 1940. Accordingly, as described below, we have, without prior notice to the fund or Bessemer, accounted for the Fund's investment securities held by Bessemer as of close of business on September 30, 1997. It is understood that this report is solely for the use of management and for the information of the Securities and Exchange Commission and should not be used for any other purpose.

Bessemer, in addition to acting as custodian for the Fund, acts as custodian for some of its other customers. While Bessemer may hold securities in its vaults from time to time, more commonly, agents of Bessemer hold, or account for by book entry, securities which are the responsibility of Bessemer through custodian or trust arrangements. Securities held by agents of Bessemer cannot be identified by such agents as to the specific customers of Bessemer who have securities included in such deposits.

No Fund securities were in the vaults of Bessemer on September 30, 1997. As to securities purchased but not yet received, we obtained confirmations from brokers or, where replies were not received, we performed other auditing procedures. The remaining portfolio securities owned by the Fund on that date were held for the account of Bessemer by an outside agent. We obtained confirmation from the outside agent of the securities held by them for the account of Bessemer as of September 30, 1997. We reviewed Bessemer's records which identify the owners of the securities held by such agent for the account of Bessemer at that date. We determined that securities, identified by such records as being the property of the Fund, were in agreement with the Fund's portfolio of securities at September 30, 1997.

Because the above procedures do not constitute an audit made in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements of the Fund in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to the financial statements of the Fund, taken as a whole.

Yours truly,

DELOITTE & TOUCHE LLP
New York, New York